Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(millions of dollars, except share data) (unaudited)	June 30 2009	December 31 2008
Assets
Current assets
Cash and cash equivalents (note 5)	$1,237	$913
Accounts receivable	1,078	1,344
Inventories	1,310	1,032
Prepaid expenses	30	11

	3,655	3,300
Property, plant and equipment	35,239	34,264
Less accumulated depletion, depreciation and amortization	14,321	13,425

	20,918	20,839
Goodwill	748	779
Contribution receivable	1,416	1,448
Other assets	124	120

	$26,861	$26,486

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$1,911	$2,896
Long-term debt (note 7)	3,589	1,957
Contribution payable	1,619	1,659
Other long-term liabilities (note 8)	940	898
Future income taxes	4,302	4,713
Commitments and contingencies (note 9)
Shareholders’ equity
Common shares (note 10)	3,584	3,568
Retained earnings	10,684	10,436
Accumulated other comprehensive income	232	359

	14,500	14,363

	$26,861	$26,486

Common shares outstanding (millions) (note 10)	849.9	849.4

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	1

Consolidated Statements of Earnings and Comprehensive Income

	Three months ended June 30		Six months ended June 30
(millions of dollars, except share data) (unaudited)	2009	2008	2009	2008
Sales and operating revenues, net of royalties	$3,916	$7,199	$7,566	$12,285
Costs and expenses
Cost of sales and operating expenses	2,658	4,674	5,312	7,979
Selling and administration expenses	73	71	124	122
Stock-based compensation (note 10)	7	114	3	71
Depletion, depreciation and amortization	450	436	920	886
Interest—net (note 7)	50	41	88	87
Foreign exchange (note 7)	34	6	1	16
Other—net	(2)	(74)	39	(75)

	3,270	5,268	6,487	9,086

Earnings before income taxes	646	1,931	1,079	3,199

Income taxes (recoveries)
Current	345	234	712	459
Future	(129)	339	(391)	494

	216	573	321	953

Net earnings	430	1,358	758	2,246
Other comprehensive income
Cumulative foreign currency translation adjustment	(256)	(27)	(165)	65
Hedge of net investment, net of tax (note 13)	57	11	37	(40)
Derivatives designated as cash flow hedges, net of tax (note 13)	—	(3)	1	(5)

	(199)	(19)	(127)	20

Comprehensive income	$231	$1,339	$631	$2,266

Earnings per share
Basic and diluted	$0.51	$1.60	$0.89	$2.65
Weighted average number of common shares outstanding (millions)
Basic and diluted	849.6	849.1	849.5	849.1

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	2

Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2009	2008	2009	2008
Common shares
Beginning of period	$3,570	$3,555	$3,568	$3,551
Options exercised	14	4	16	8

End of period	3,584	3,559	3,584	3,559

Retained earnings
Beginning of period	10,509	8,762	10,436	8,176
Net earnings	430	1,358	758	2,246
Ordinary dividends on common shares	(255)	(340)	(510)	(620)
Intangible assets—retroactive adoption (note 3)	—	—	—	(22)

End of period	10,684	9,780	10,684	9,780

Accumulated other comprehensive income
Beginning of period	431	(38)	359	(77)
Other comprehensive income (note 13)
Cumulative foreign currency translation adjustment	(256)	(27)	(165)	65
Hedge of net investment, net of tax	57	11	37	(40)
Derivatives designated as cash flow hedges, net of tax	—	(3)	1	(5)

	(199)	(19)	(127)	20

End of period	232	(57)	232	(57)

Shareholders’ equity	$14,500	$13,282	$14,500	$13,282

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	3

Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(millions of dollars) (unaudited)	2009	2008	2009	2008
Operating activities
Net earnings	$430	$1,358	$758	$2,246
Items not affecting cash
Accretion (note 8)	12	14	25	27
Depletion, depreciation and amortization	450	436	920	886
Future income taxes (recoveries)	(129)	339	(391)	494
Foreign exchange	69	3	46	34
Other	1	(71)	40	(70)
Settlement of asset retirement obligations (note 8)	(5)	(7)	(15)	(24)
Change in non-cash working capital (note 5)	(265)	(29)	(585)	(326)

Cash flow—operating activities	563	2,043	798	3,267

Financing activities
Bank operating loans financing—net	(51)	(77)	—	—
Long-term debt issue	2,954	372	3,604	747
Long-term debt repayment	(1,416)	(1,237)	(1,866)	(1,512)
Debt issue costs	(13)	—	(13)	—
Proceeds from exercise of stock options	5	1	6	2
Proceeds from monetization of financial instruments	—	—	37	—
Dividends on common shares	(255)	(340)	(510)	(620)
Other	3	—	4	(8)
Change in non-cash working capital (note 5)	10	64	(153)	73

Cash flow—financing activities	1,237	(1,217)	1,109	(1,318)

Available for investing	1,800	826	1,907	1,949

Investing activities
Capital expenditures	(488)	(726)	(1,218)	(1,578)
Joint venture arrangement	—	127	—	127
Asset sales	3	4	26	34
Other	(1)	(3)	(3)	19
Change in non-cash working capital (note 5)	(172)	(58)	(388)	(223)

Cash flow—investing activities	(658)	(656)	(1,583)	(1,621)

Increase in cash and cash equivalents	1,142	170	324	328
Cash and cash equivalents, beginning of period	95	366	913	208

Cash and cash equivalents, end of period	$1,237	$536	$1,237	$536

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	4

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Segmented Financial Information

	Upstream		Midstream				Downstream				Corporate and Eliminations (2)		Total
			Upgrading		Infrastructure and Marketing		Canadian Refined Products		U.S. Refining and Marketing
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended June 30 (1)
Sales and operating revenues, net of royalties	$1,167	$2,424	$399	$648	$1,760	$3,909	$587	$982	$1,497	$2,553	$(1,494)	$(3,317)	$3,916	$7,199
Costs and expenses
Operating, cost of sales, selling and general	364	328	389	554	1,678	3,779	506	911	1,237	2,263	(1,438)	(3,050)	2,736	4,785
Depletion, depreciation and amortization	348	352	8	7	9	7	23	20	49	43	13	7	450	436
Interest—net	—	—	—	—	—	—	—	—	—	—	50	41	50	41
Foreign exchange	—	—	—	—	—	—	—	—	—	—	34	6	34	6

	712	680	397	561	1,687	3,786	529	931	1,286	2,306	(1,341)	(2,996)	3,270	5,268

Earnings (loss) before income taxes	455	1,744	2	87	73	123	58	51	211	247	(153)	(321)	646	1,931
Current income taxes	270	99	17	14	25	28	8	7	—	59	25	27	345	234
Future income taxes	(138)	406	(17)	11	(5)	9	8	9	77	29	(54)	(125)	(129)	339

Net earnings (loss)	$323	$1,239	$2	$62	$53	$86	$42	$35	$134	$159	$(124)	$(223)	$430	$1,358

Capital expenditures—Three months ended June 30 (3)	$405	$625	$12	$28	$5	$5	$20	$28	$43	$34	$7	$14	$492	$734

Six months ended June 30 (1)
Sales and operating revenues, net of royalties	$2,212	$4,253	$712	$1,131	$3,795	$7,011	$1,075	$1,704	$2,625	$3,882	$(2,853)	$(5,696)	$7,566	$12,285
Costs and expenses
Operating, cost of sales, selling and general	741	741	643	927	3,626	6,770	928	1,569	2,278	3,559	(2,738)	(5,469)	5,478	8,097
Depletion, depreciation and amortization	719	742	16	13	18	15	46	40	99	62	22	14	920	886
Interest—net	—	—	—	—	—	—	—	—	1	1	87	86	88	87
Foreign exchange	—	—	—	—	—	—	—	—	—	—	1	16	1	16

	1,460	1,483	659	940	3,644	6,785	974	1,609	2,378	3,622	(2,628)	(5,353)	6,487	9,086

Earnings (loss) before income taxes	752	2,770	53	191	151	226	101	95	247	260	(225)	(343)	1,079	3,199
Current income taxes	561	265	36	36	50	58	16	13	—	37	49	50	712	459
Future income taxes	(343)	549	(21)	21	(8)	10	13	16	90	56	(122)	(158)	(391)	494

Net earnings (loss)	$534	$1,956	$38	$134	$109	$158	$72	$66	$157	$167	$(152)	$(235)	$758	$2,246

Capital expenditures—Six months ended June 30 (3)	$1,073	$1,423	$31	$50	$19	$15	$25	$47	$69	$41	$13	$26	$1,230	$1,602
Goodwill additions—Six months ended June 30	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total assets—As at June 30	$15,877	$14,708	$1,429	$1,462	$1,364	$1,300	$1,624	$1,629	$5,081	$5,403	$1,486	$757	$26,861	$25,259

(1)	2008 amounts as restated for the adoption of a new accounting policy. Refer to Note 3.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.
(3)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	5

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Three months ended June 30

Sales and operating revenues, net of royalties	$2,228	$4,143	$1,622	$2,957	$66	$99	$3,916	$7,199

Capital expenditures (1)	313	665	50	34	129	35	492	734

Six months ended June 30

Sales and operating revenues, net of royalties	$4,518	$7,527	$2,934	$4,575	$114	$183	$7,566	$12,285

Capital expenditures (1)	914	1,496	81	41	235	65	1,230	1,602

As at June 30

Property, plant and equipment, net	$16,301	$14,875	$3,866	$3,369	$751	$358	$20,918	$18,602

Goodwill (2)	160	160	588	515	—	—	748	675

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and the BP transaction.
(2)	Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment—U.S. refining and marketing. Changes in goodwill for the U.S. arise from translation of goodwill in the Company’s self-sustaining U.S. operations.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	6

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3	Changes in Accounting Policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3064, “Goodwill and Intangible Assets,” which replaced CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures during the Pre-operating Period,” have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 has eliminated the practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The impact to the Company was as follows:

Consolidated Balance Sheet—As at December 31, 2008

	As Reported	Change	As Restated
Assets
Prepaid expenses	$33	$(22)	$11
Other assets	134	(14)	120
Liabilities and shareholders’ equity
Future income taxes	4,724	(11)	4,713
Retained earnings	10,461	(25)	10,436

Consolidated Statement of Earnings and Comprehensive Income

	Three months ended June 30, 2008			Six months ended June 30, 2008
	As Reported	Change	As Restated	As Reported	Change	As Restated
Cost of sales and operating expenses	$4,666	$8	$4,674	$7,973	$6	$7,979
Future income taxes	342	(3)	339	496	(2)	494
Net earnings	1,363	(5)	1,358	2,250	(4)	2,246
Comprehensive income	1,344	(5)	1,339	2,270	(4)	2,266
Earnings per share—basic and diluted	1.61	(0.01)	1.60	2.65	—	2.65

Note 4	Pending Accounting Pronouncements

a)	Business Combinations

In January 2009, the CICA issued section 1582, “Business Combinations,” which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	7

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 is effective for Husky on January 1, 2011 with prospective application and early adoption permitted.

b)	Consolidated Financial Statements

In January 2009, the CICA issued section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities, which is not explicitly required under the current standard. Section 1601 is effective for Husky on January 1, 2011 with early adoption permitted. This standard will have no impact to the Company.

c)	Non-controlling Interests

In January 2009, the CICA issued section 1602, “Non-controlling Interests,” which will replace CICA section 1600, “Consolidated Financial Statements.” Minority interest is now referred to as non-controlling interest, (“NCI”), and is presented within equity. Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI can be in a deficit position because it is recorded at fair value. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Husky on January 1, 2011 with early adoption permitted.

d)	Financial Instruments – Disclosures

In May 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for Husky on December 31, 2009.

e)	International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian generally accepted accounting principles (“GAAP”) for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. In March 2009, the AcSB issued a second omnibus exposure draft on the adoption of IFRS. This exposure draft confirms the IFRS transition date as January 1, 2011 for all Canadian publicly accountable enterprises, incorporates any changes to IFRS since the previous exposure draft was issued and discusses additional key transitional issues.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline (“AcG”) 16, “Oil and Gas Accounting – Full Cost.” Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature. Initial assessments of other impacts completed to date include foreign exchange, revenue recognition, provisions and asset retirement obligations. During the second quarter of 2009, the Company focused on further analysis

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	8

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

and development of implementation strategies and processes for the key IFRS transition issues identified during the first quarter. In addition, the Company commenced preliminary accounting assessments on less critical IFRS transition issues. As of the current date, the Company is not able to measure any of the impacts assessed. As a result, these assessments will need to be further analyzed and evaluated in the implementation phase of the Company’s project. At this time, the impact on Husky’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

Note 5	Cash Flows—Change in Non-cash Working Capital

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$(41)	$(211)	$185	$(535)
Inventories	(281)	(238)	(337)	(486)
Prepaid expenses	(12)	(35)	(19)	(36)
Accounts payable and accrued liabilities	(93)	461	(955)	581

Change in non-cash working capital	$(427)	$(23)	$(1,126)	$(476)

Relating to:
Operating activities	$(265)	$(29)	$(585)	$(326)
Financing activities	10	64	(153)	73
Investing activities	(172)	(58)	(388)	(223)

b) Other cash flow information:
Cash taxes paid	$258	$110	$955	$281
Cash interest paid	40	40	69	81

Cash and cash equivalents at June 30, 2009 included $62 million of cash and $1,175 million of short-term investments with maturities less than 90 days.

Note 6	Bank Operating Loans

At June 30, 2009, the Company had unsecured short-term borrowing lines of credit with banks totalling $395 million (December 31, 2008—$370 million). As of June 30, 2009, letters of credit under these lines of credit totalled $119 million (December 31, 2008—$166 million). As at June 30, 2009 and December 31, 2008, there were no bank operating loans outstanding.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. As at June 30, 2009, there was no balance outstanding under this credit facility.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	9

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Long-term Debt

	Maturity	June 30 2009	Dec. 31 2008	June 30 2009	Dec. 31 2008
		Cdn $ Amount		U.S. $ Denominated
Long-term debt
6.25% notes	2012	$465	$490	$400	$400
5.90% notes	2014	872	—	750	—
7.55% debentures	2016	232	245	200	200
6.20% notes	2017	349	367	300	300
6.15% notes	2019	349	367	300	300
7.25% notes	2019	872	—	750	—
6.80% notes	2037	449	474	387	387
Debt issue costs (1)		(29)	(18)	—	—
Unwound interest rate swaps		30	32	—	—

		$3,589	$1,957	$3,087	$1,587

(1)	Calculated using the effective interest rate method.

Husky filed a debt shelf prospectus with the Alberta Securities Commission on February 26, 2009 and the U.S. Securities and Exchange Commission on February 27, 2009. The shelf prospectus enables Husky to offer up to U.S. $3 billion of debt securities in the United States until March 26, 2011. During the 25 month period that the shelf prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale.

On May 11, 2009, Husky issued U.S. $750 million of 5.90% notes due June 15, 2014 and U.S. $750 million of 7.25% notes due December 15, 2019. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness.

Interest—net consisted of:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Interest expense
Long-term debt	$48	$42	$81	$90
Contribution payable	23	18	48	18
Short-term debt	—	1	3	2

	71	61	132	110
Interest income
Contribution receivable	(20)	(17)	(42)	(17)
Other	(1)	(3)	(2)	(6)

	(21)	(20)	(44)	(23)

	$50	$41	$88	$87

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	10

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Foreign exchange consisted of:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
(Gain) loss on translation of U.S. dollar denominated long-term debt	$(83)	$(10)	$(51)	$34
(Gain) loss on cross currency swaps	34	3	22	(11)
(Gain) loss on contribution receivable	116	11	74	11
Other (gains) losses	(33)	2	(44)	(18)

Loss	$34	$6	$1	$16

Note 8	Other Long-term Liabilities

Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Six months ended June 30
	2009	2008
Asset retirement obligations at beginning of year	$711	$662
Liabilities incurred/acquired	10	29
Liabilities disposed	(2)	(2)
Liabilities settled	(15)	(24)
Accretion	25	27

Asset retirement obligations at June 30	$729	$692

At June 30, 2009, the estimated total undiscounted inflation-adjusted amount required to settle outstanding asset retirement obligations was $5.5 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Note 9	Commitments and Contingencies

The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Details of the Company’s commitments are disclosed in Note 18 of the consolidated financial statements in the Company’s annual report for the year ended December 31, 2008. At June 30, 2009, the Company had additional contractual obligations and commercial commitments totalling approximately $2,963 million comprised of U.S. bond issues, purchase obligations related to East Coast development and office leases. The U.S. bonds require payments amounting to $57 million in the second half of 2009; $229 million in the period 2010—2011; $229 million in the period 2012—2013 and $2,147 million thereafter. The purchase commitments amount to $65 million in the second half of 2009; $150 million in the period 2010—2011 and $24 million in 2012. Office lease payments amount to $2 million in the second half of 2009; $9 million in the period 2010—2011; $19 million in the period 2012—2013 and $32 million thereafter.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	11

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

As at June 30, 2009, the Company did not have any significant additional commitments.

Note 10	Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Six months ended June 30
	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	849,354,810	$3,568	848,960,310	$3,551
Options exercised	498,125	16	183,000	8

Balance at June 30	849,852,935	$3,584	849,143,310	$3,559

Stock Options

In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.

All stock options awarded have a maximum term of five years. Normal options granted vest over three years on the basis of one-third per year. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	12

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The following tables cover all stock options granted by the Company for the periods shown.

	Six months ended June 30
	2009		2008
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding, beginning of year	30,827	$40.10	30,131	$37.18
Granted	863	$29.81	2,029	$40.62
Exercised for common shares	(498)	$12.53	(183)	$12.95
Surrendered for cash	(730)	$13.01	(3,355)	$22.48
Forfeited	(1,513)	$41.60	(1,084)	$41.40

Outstanding at June 30	28,949	$40.87	27,538	$39.22

Options exercisable at June 30	13,079	$41.03	7,479	$33.99

	June 30, 2009
	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$15.62 - $19.99	46	$15.75	—	46	$15.75
$20.00 - $29.99	990	$29.25	4	140	$25.86
$30.00 - $34.99	1,728	$31.55	4	307	$33.64
$35.00 - $39.99	1,079	$38.67	3	550	$38.11
$40.00 - $42.99	21,313	$41.59	3	12,036	$41.62
$43.00 - $45.02	3,793	$45.02	4	—	$—

	28,949	$40.87	3	13,079	$41.03

Note 11	Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Employer current service cost	$8	$8	$16	$15
Interest cost	4	3	7	6
Expected return on plan assets	(2)	(3)	(4)	(6)
Amortization of net actuarial losses	1	1	2	2

	$11	$9	$21	$17

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	13

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 12	Related Party Transactions

On May 11, 2009, the Company offered 5 and 10 year senior notes of U.S. $251 million and U.S. $107 million respectively to management, shareholders and directors. These notes were offered through an existing base shelf prospectus, which was filed in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5 and 10 year tranches respectively. These transactions were measured at the exchange amount, which was equivalent to the fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At June 30, 2009, the senior notes were included in long-term debt on the Company’s balance sheet.

Note 13	Financial Instruments and Risk Management

Details of the Company’s significant accounting policies and risk management for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3 and Note 22 of the Company’s 2008 consolidated financial statements.

Fair Value of Financial Instruments

The Company’s financial instruments as at June 30, 2009 included cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these items.

At June 30, 2009, the carrying value of the contribution receivable and contribution payable was $1.4 billion and $1.6 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

Commodity Price Risk Management

Natural Gas Contracts

At June 30, 2009, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	12,908	$(5)
Physical sale contracts	(12,908)	$6

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	14

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Natural Gas Storage Contracts

At June 30, 2009, the Company had the following third party physical purchase and sale natural gas contracts, which meet the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	4,782	$(18)
Physical sale contracts	(28,427)	$141

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss of $30 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income. The natural gas inventory held in storage is recorded at fair value. At June 30, 2009, the fair value of the inventory was $127 million, resulting in a $40 million unrealized gain recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Oil Contracts

The Company has entered into contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. The contracts have been recorded at fair value in accounts receivable and accrued liabilities. In the first six months of 2009, a loss of $33 million has been recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Interest Rate Risk Management

At June 30, 2009, the Company had a freestanding derivative that requires the payment of amounts based on a floating interest rate in exchange for receipt of payments based on a fixed interest rate with the following terms:

Notional Amount	Swap Maturity	Swap Rate (percent)	Fair Value
$200	July 14, 2009	CDOR + 175 bps	$4

This contract has been recorded at fair value in accounts receivable. In 2008, the underlying debt was redeemed and the fair value hedge was discontinued. During the six months ended June 30, 2009, the Company recognized a loss of less than $1 million (2008—less than $1 million recorded in interest expense) on the interest rate swap arrangements recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	15

Notes to the Consolidated Financial Statements

Six months ended June 30, 2009 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency. At June 30, 2009, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount	Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $150	$211	June 15, 2012	7.41	$(50)
6.25% notes	U.S. $ 75	$89	June 15, 2012	5.65	$(2)
6.25% notes	U.S. $ 50	$59	June 15, 2012	5.67	$(1)
6.25% notes	U.S. $ 75	$88	June 15, 2012	5.61	$1

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining loss has been included in other comprehensive income.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During the first six months of 2009, the impact of these contracts was a gain of $5 million (2008—loss of $1 million) recorded in foreign exchange expense.

During the first quarter of 2009, the Company settled its two remaining forward purchases of U.S. dollars realizing a loss of $9 million recorded in other expenses in the Consolidated Statements of Earnings and Comprehensive Income.

Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During 2008, the Company repaid U.S. $750 million of bridge financing and repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company’s net investment hedge is limited to the remaining U.S. $687 million. For the six months ended June 30, 2009, the unrealized foreign exchange gain of $37 million (2008—$40 million loss), net of tax expense of $6 million (2008—$7 million recovery), arising from the translation of the debt is recorded in “Other Comprehensive Income”.

Held-for-Trading Financial Liabilities

The Company’s cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swaps counterparties’ credit profiles have not materially changed over the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At maturity, the Company is contractually obligated under the cross currency swaps to pay $447 million and receive U.S. $350 million.

Sale of Accounts Receivable

Husky has chosen not to renew the securitization agreement which expired on March 31, 2009.

HUSKY ENERGY INC. – 2009 SECOND QUARTER RESULTS	16